Exhibit 99.1

Focus Media Makes Strategic Investment in Yanhuang Health Media Limited

SHANGHAI, China, January 10, 2008 — Focus Media Holding Limited (Nasdaq: FMCN), China’s largest digital media group, today announced a strategic investment in Yanhuang Health Media Limited, a leading LCD advertising operator targeting hospitals and healthcare locations in China.

Focus Media will make a cash investment of US$5 million to Yanhuang Health Media Limited (“Yanhuang”), and transfer ownership of our current healthcare channel which covers hospitals and drug chain stores in about 31 cities, with an installed based on approximately 2,461 LCD throughout China, to Yanhuang. Upon the completion of this investment, Focus Media will own a 20% equity interest in Yanhuang. Concurrent with this investment, a group of investors led by SAIF and Orchid Asia has invested US$35 million in Yanhuang.

Yanhuang Health Media Limited is a leading digital display advertising operator covering healthcare locations in China, including hospitals, drug chain stores and other healthcare locations. Currently, it has an installed based of over 10,000 LCDs in 36 cities throughout China.

‘There is very significant demand for advertising targeting potential consumers for their healthcare needs. Yanhuang has built a very successful network and operating team to become the leader in the sector.” commented Jason Jiang, CEO of Focus Media, ‘We believe this partnership will create value for our shareholders while building a leading player in an attractive media, in which we have a significant stake.’

About Focus Media Holding Limited

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of September 30, 2007, Focus Media’s digital out-of-home advertising network had approximately 95,398 LCD display in its commercial location network, approximately 43,315 LCD displays in its in-store network and 170,605 advertising in-elevator poster frames, installed in over 90 cities throughout China, and approximately 200 outdoor LED billboard displays in Shanghai. For more information about Focus Media, please visit our website at ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media Contact:

Jie Chen

Focus Media Holding Ltd

Tel: +86-21-3212-4661 ext 6607

Email: ir@focusmedia.cn